Exhibit 99.1

Ballard Expanding MEA Production Capacity 6x to Meet Expected Growth in Fuel Cell Electric Vehicle Demand

VANCOUVER, BC, Sept. 28, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the company is expanding manufacturing capacity for production of its proprietary membrane electrode assemblies, or MEAs – a critical component of every fuel cell – 6x by early 2021 at its headquarter facility in Vancouver. The upgraded capacity for production of 6 million MEAs annually, equivalent to approximately 1.66 Gigawatts of product, will make Ballard's Vancouver facility the largest fuel cell MEA production operation globally for commercial vehicles. Details of the expansion plan will be reviewed at Ballard's virtual "Investor and Analyst Day 2020" event being held on September 29th, with further event details available here.

"We embarked on a strategic investment to expand MEA manufacturing capacity approximately 18-months ago in preparation for expected growth in the demand for fuel cell engines to power Heavy- and Medium-Duty Motive applications, including bus, truck, train and marine vessels," said Ms. Jyoti Sidhu, Ballard Vice President of Operations. "With completion of this expansion program planned for early 2021, we will be providing a review of our production capacity expansion, including a video overview, during our upcoming virtual Investor and Analyst Day 2020 on September 29th."

Ms. Sidhu also noted, "We have focused on achieving our operational excellence plan as we significantly expand production capacity. In addition to the increased MEA production capability, we are simultaneously expanding our capacity for fuel cell stacks and assembly of complete modules, or engines, in Vancouver by a similar factor of 6-times."

Dr. Lee Sweetland, Ballard Director of Advanced Manufacturing added, "Capacity expansion is being enabled in part through investment in advanced manufacturing technology, together with the extensive use of automation and in-line quality control to drive high yields for product assembly. We are also integrating systems, from the supply chain throughout our manufacturing process, including a Manufacturing Execution System to enhance available data and streamline production."

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning the anticipated completion date of expansion activities. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.

Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com.